Exhibit 99.1

March 17, 2014

Dear Shareholders:

          Welcome and thank you for your continued interest in Electro-Sensors. As I write my first annual letter, the temperature has finally risen above freezing and the snow is beginning to melt. By all accounts, it has been a brutal winter, even by Minnesota standards. Outside Electro-Sensors’ windows wild turkeys are once again foraging for the first signs of bare ground and spring appears to be right around the corner. Change is in the air and it’s delightfully refreshing.

          Within the Company, we have also experienced an invigorating season of change. As many of you know, I joined the Electro-Sensors board of directors in June of 2013, and was then appointed president and CFO in July. At that time, former president Brad Slye transitioned into the role of product development manager for the Company. For many years, Brad has successfully balanced multiple roles and can now focus on his true passion, technology and product development. Scott Gabbard also joined the board in July, bringing tremendous leadership experience and financial expertise to both the board and audit committee.

          Throughout this dynamic period, one thing that hasn’t changed is the Company’s solid performance. After getting off to a slow start in 2013 due to lingering effects of the drought in the southern half of the country, we saw a steady improvement in the numbers throughout the second half of the year and finished 2013 with revenue of $6,541,000 – up a little less than one percent from the prior year. Gross margins remained strong at just over 57 percent, reflecting the value we bring to our customers as well as our focus on manufacturing efficiencies.

          In July of 2013, the board of directors announced a temporary suspension of the quarterly dividend in order to evaluate opportunities to deploy the Company’s capital in pursuit of profitable growth. This strategy is off to an exciting start with the February 2014 acquisition of an advanced wireless hazard monitoring product line from Harvest Engineering Inc. The addition of these cutting-edge product offerings strengthens our technology leadership position and allows us to offer our existing and new customers industry-leading ways to safeguard their manufacturing equipment, facilities, and employees. We believe this technology platform should contribute meaningfully to our revenue in 2015 and provides us with opportunities to deploy wireless monitoring solutions to multiple applications and industries.

          So what’s next for Electro-Sensors? Going forward, we will continue to look for ways to prudently grow the business while being cautious to ensure our customers receive the quality products and top-of-the-line service they have grown accustomed to when choosing Electro-Sensors. In alignment with this strategy, the board has formally suspended the dividend program while we pursue this strategy of measured growth. We will continue to assess this position and keep you informed as opportunities present themselves.

          Amidst these changes, we remain thankful for your unwavering support of Electro-Sensors. While change can be uncomfortable at times, I firmly believe we have exciting opportunities ahead of us and a great team that is capable of achieving outstanding results. And, unlike the seasons in Minnesota that seem to change somewhat randomly, we’re working to grow Electro-Sensors upon a foundation that is built to stand the test of time.

          Thank you again for your role in this great company. We hope you can join us at our annual shareholder meeting at 2:00pm on April 23, 2014, at the Sheraton Minneapolis West Hotel in Minnetonka.

Sincerely,

David Klenk

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